Big Time Acquisition, Inc.
780 Reservoir Avenue,#123
Cranston, RI 02910
Phone: 401-641-0405
Fax: 401-633-7300
Email: teakwood5@cox.net


November 22, 2010


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 3, 2010.
     Form 10-12G
     Filed October 15, 2010
     File No. 000-54159

Ladies and Gentlemen:

       General

1. We are hereby advised and acknowledge that our registration statement will automatically become effective 60 days after filing.

2. We have revised to include page numbers.

3. We have revised throughout to clarify that Mr. Scheer is the sole officer and director.

4. We have revised to refer to ourselves as the "Company".

       Description of Business

5. We have revised to disclose that as of the most recent audited period that we possess no significant assets or financial resources and have no cash on hand. In addition, we have disclosed that our independent auditor's report expresses substantial doubt about our ability to continue as a going concern.

6. We have disclosed our monthly "burn rate" and, to the extent possible, an estimate of the amount of money needed to accomplish our goals, including the cost of complying with the reporting requirements of the Securities and Exchange Act of 1934 and the "substantial" cost for accountants, attorneys, and others.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 3, 2010.
Page 2

Business of Issuer

7. We have removed our comment how we have "unrestricted flexibility" in seeking, analyzing, and participating in potential business opportunities.

 Management's Discussion and analysis or Plan of Operation

8. We have revised to disclose the amount of cash in our treasury is zero.

9. We have revised to disclose that we do not have any commitments from stockholders, management, or other investors to provide loans or to invest in the Company.

10. We have revised to disclose in this section our anticipated costs related to the filing of Exchange Act reports and consummating an acquisition.

11. We added that the lack of diversification should be considered a substantial risk in our risk factors section.

Risk Factors

12. We added a risk factor to discuss the current economic conditions and how they may affect our ability to obtain financing or to complete a business combination.

13. We added a risk factor that discusses the risks associated with compliance with the reporting requirements of the Securities Exchange Act of 1934 and the difficulties of establishing and maintaining acceptable internal control over financial reporting since we have no full-time employees, revenue, or assets.

Our business is difficult to evaluate because we have no operating business and our...

14. We have revised to clarify that our independent auditor's report expresses substantial doubt about our ability to continue as a going concern.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 3, 2010.
Page 3

We cannot assure you that following a business combination, we may seek the listing of our...

15. We revised to disclose that that there can be no assurance that we will find a market maker and that an active market may not develop even if we are listed on the OTC Bulletin.In addition, we have updated our reference to the American Stock exchange.

16. We revised to disclose that Mr. Scheer and Ms. DeNunzio are deemed the indirect equitable owners and control persons of LMIC, Inc. Therefore, we have revised the beneficial ownership table to include LMIC's shares with theirs in the beneficial ownership table. We have included a footnote to clarify that LMIC is the means by which they each own 5% of the Company's common stock.

17. Directors, Executive Officers, Promoters and Control Persons

    We have revised Mr. Scheer's background information to conform with the requirements of Item 401(e)(1) of Regulation S-K.

18. We have revised to discuss the relevant and specific experience, qualifications, attributes or skills that Mr. Scheer possesses that led us to the conclusion that he should serve as our Director for the Company. We have referred to Item (e)(1) of Regulation S-K.

19. We have revised to include information about private businesses that Mr. Scheer has owned or operated in the last five years to the extent that it will provide additional information regarding Mr. Scheer's experience and relevant qualifications to serve our sole director and President.

20. We have revised to correct the typographical error in the SEC file number for LMIC, Inc. We changed the file number
    From: 000-261860, To: 000-26186.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 3, 2010.
Page 4


Executive Compensation

21. We have revised to include the Company's restricted common stock that was issued to Mr. Scheer in exchange for founder services. We have referred to Item 402 of Regulation S-K.

22. We have provided the basis on which Lisa DeNunzio and LMIC, Inc. are related persons. We disclosed the approximate dollar amount for each sale of shares disclosed in this section. We have referred to Item 404 of Regulation S-K.
    In addition, we have made changes to our disclosure in our Recent sales of unregistered securities section.


The Company hereby acknowledges the following regarding SEC Staff comments.

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

* The Company may not insert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United states.




Date: November 22, 2010                    Big Time Acquisition, Inc.



                                           By: /s/ Scot Scheer
                                           -----------------------------------
                                           Name: Scot Scheer
                                           Title: President and Director